UNITED STATES OF AMERICA
                                   BEFORE THE
                       SECURITIES AND EXCHANGE COMMISSION


                      IN THE MATTER OF THE APPLICATION OF:

              FIRST TRUST EQUITY MARKET NEUTRAL OPPORTUNITIES FUND

                         FIRST TRUST ADVISORS L.P. AND

                          FIRST TRUST PORTFOLIOS L.P.

                               FILE NO. 812-_____

APPLICATION PURSUANT TO SECTION 6(C) OF THE INVESTMENT COMPANY ACT OF 1940 (THE "ACT") FOR AN ORDER GRANTING CERTAIN EXEMPTIONS FROM THE PROVISIONS OF SECTIONS
 18(C) AND 18(I) THEREUNDER, PURSUANT TO SECTIONS 6(C) AND 23(C) OF THE ACT FOR AN ORDER GRANTING CERTAIN EXEMPTIONS FROM RULE 23C-3 THEREUNDER AND PURSUANT TO
   SECTION 17(D) OF THE ACT AND RULE 17D-1 THEREUNDER FOR AN ORDER PERMITTING
                              CERTAIN ARRANGEMENTS

Please direct all communications regarding this Application to:

Eric F. Fess
Felice R. Foundos
Chapman and Cutler LLP
111 West Monroe
Chicago, Illinois 60603
(312) 845-3864

With copies to:

W. Scott Jardine
First Trust Equity Market Neutral Opportunities Fund
First Trust Advisors L.P.
First Trust Portfolios L.P.
120 East Liberty Drive, Suite 400
Wheaton, Illinois 60187

As filed with the Securities and Exchange Commission on April 12, 2016



This document (including exhibits) contains 26 pages.

                               TABLE OF CONTENTS

SECTION                             HEADING                                 PAGE

I.   THE PROPOSAL..............................................................1


II.  STATEMENT OF FACTS........................................................2

     A. First Trust Equity Market Neutral Opportunities Fund (the
        "Initial Fund")........................................................2
     B. First Trust Advisors L.P. (the "Adviser")..............................4
     C. First Trust Portfolios L.P. (the "Distributor")........................4
     D. Other Provisions.......................................................4


III. EXEMPTION REQUESTED.......................................................5

     A. The Multi-Class System.................................................5
     B. Early Withdrawal Charge................................................5
     C. Asset-Based Distribution Fees..........................................5


IV.  COMMISSION AUTHORITY......................................................6


V.   DISCUSSION................................................................6

     A. Background.............................................................6
     B. Multiple Classes of Shares -- Exemptions from Sections 18(c) and
        18(i) under the Act....................................................8
     C. Early Withdrawal Charge...............................................12
     D. Waivers of EWCs.......................................................15
     E. Asset-Based Distribution Fees.........................................16


VI.  APPLICANTS' CONDITION....................................................18


VII. CONCLUSION...............................................................18



EXHIBITS

EXHIBIT A -- Resolutions of the Initial Trustee of the First Trust Equity
             Market Neutral Opportunities Fund

EXHIBIT B -- Verifications of First Trust Equity Market Neutral Opportunities
             Fund, First Trust Advisors L.P. and First Trust Portfolios L.P.

                            UNITED STATES OF AMERICA
                                   BEFORE THE
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

In the Matter of:

First Trust Equity Market Neutral      Application Pursuant to Section 6(c) of
Opportunities Fund                     the Investment Company Act of 1940 (the
First Trust Advisors L.P. and          "Act") for an Order Granting Certain
First Trust Portfolios L.P.            Exemptions from the Provisions of
                                       Sections 18(c) and 18(i) Thereunder,
                                       Pursuant to Sections 6(c) and 23(c) of
                                       the Act for an Order Granting Certain
                                       Exemptions from Rule 23c-3 Thereunder
                                       and Pursuant to Section 17(d) of the Act and Rule 17d-1 Thereunder for an Order
                                       Permitting Certain Arrangements



FILE NO. 812-_____



                                I. THE PROPOSAL

      The First Trust Equity Market Neutral Opportunities Fund (the "Initial Fund"), First Trust Advisors L.P. (the "Adviser") and First Trust Portfolios L.P. (the "Distributor") (together, the "Applicants") hereby seek an order (the "Order") from the U.S. Securities and Exchange Commission (the "Commission") (i) pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the "Act"), for an exemption from Sections 18(c) and 18(i) of the Act, (ii) pursuant to Sections 6(c) and 23(c) of the Act, for an exemption from Rule 23c-3 of the Act and (iii) pursuant to Section 17(d) of the Act and Rule 17d-1 under the Act to permit the Initial Fund to issue multiple classes of shares and to impose early withdrawal charges ("EWCs") and asset-based distribution fees with respect to a certain class.

      Applicants request that the Order also apply to any continuously offered registered closed-end management investment company that has been previously organized or that may be organized in the future for which the Adviser or any entity controlling, controlled by, or under common control with the Adviser, or any successor in interest to any such entity,(1) acts as investment adviser, and which operates as an interval fund pursuant to Rule 23c-3 under the Act or provides periodic liquidity with respect to its shares pursuant to Rule 13e-4 under the Securities Exchange Act of 1934 (the "Exchange Act") (each, a "Future Fund," and together with the Initial Fund, the "Funds"). Any of the Funds relying on this relief in the future will do so in a manner consistent with the terms and conditions of this application (the "Application"). Applicants represent that each entity presently intending to rely on the requested relief is listed as an Applicant.

      If the requested relief is granted, the Initial Fund intends to continuously offer three classes of common shares which the Applicants currently contemplate designating as "Class A Shares," "Class C Shares" and "Class I Shares" with each class having its own fee and expense structure. Additional offerings by any Fund relying on the Order may be on a private placement or public offering basis. Shares of the Funds will not be listed on any securities exchange, nor quoted on any quotation medium, and the Funds do not expect there to be a secondary trading market for their shares.

      None of the share classes of the Initial Fund will be subject to a front-end sales charge, except Class A would be subject to a front-end sales load, with breakpoints generally based on the size of investment. The Initial Fund's Class A Shares also will be subject to a distribution and/service fee and other expenses, but will not be subject to an EWC. The Initial Fund's Class C Shares will be subject to a distribution and service fee and other expenses, and an EWC. The Initial Fund's Class I Shares will be subject to other expenses, but will not be subject to a distribution and service fee, nor will they be subject to an EWC. The Funds may in the future offer these or additional classes of shares and/or another sales charge structure (including asset-based fee arrangement).

      Applicants represent that any asset-based service and distribution fees for each class of shares of the Funds will comply with the provisions of NASD Rule 2830(d) (the "NASD Sales Charge Rule").(2)

                             II. STATEMENT OF FACTS

      A.    FIRST TRUST EQUITY MARKET NEUTRAL OPPORTUNITIES FUND

      The Initial Fund is a recently-formed Massachusetts business trust that will be registered under the Act as a non-diversified, closed-end management investment company. The Initial Fund's investment objective is to seek long-term capital appreciation independent of market direction. The Initial Fund pursues

--------------------

(1) A successor in interest is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.

(2) All references in the application to the NASD Sales Charge Rule includes any successor or replacement Financial Industry Regulatory Authority ("FINRA") rule to the NASD Sales Charge Rule.

its investment objective by investing primarily in equity securities, including
(i) common stocks; (ii) preferred securities; (iii) warrants to purchase common stocks or preferred securities; (iv) securities convertible into common stocks or preferred securities ("convertible securities"); (v) securities issued by real estate investment trusts ("REITs"); (vi) securities issued by master limited partnerships ("MLPs"); and (vii) American Depositary Receipts ("ADRs"), European Depositary Receipts ("EDRs"), and Global Depositary Receipts ("GDRs" and, together with ADRs, and EDRs, "Depositary Receipts"). The equity securities also may include exchange-traded funds that invest primarily in equity securities and certain derivative instruments, such as swaps, exchange-traded options on equity securities or stock indices, and futures contracts. In addition to purchasing exchange-traded options on stock indices and exchange-traded options on equity securities, the Initial Fund may also sell such exchange-traded options, either outright or as part of an options strategy, such as a collar or an option spread. The Initial Fund will pursue a long/short equity strategy ("long/short strategy") with relatively low net market exposure and an event-driven, or catalyst, strategy ("event-driven strategy") that seeks to capitalize on certain corporate actions that may impact the value of equity securities. In connection with its event-driven strategy, the Initial Fund may also invest a portion of its assets in non-exchange-traded securities. The Initial Fund's portfolio may also include contingent value rights and other assets received by the Fund as consideration in connection with a corporate action related to a security held by the Fund.(3)

      Subject to approval by its Board of Trustees and if required by applicable law, shareholder approval, the Initial Fund may amend its investment objectives and policies from time to time in the future. The Initial Fund's address is 120 East Liberty Drive, Suite 400, Wheaton, Illinois 60187.

      If the relief requested herein is granted, the Initial Fund intends to offer three classes of common shares designated as Class A Shares, Class C Shares and Class I Shares, as discussed above.

      The Initial Fund will adopt a fundamental policy to repurchase a specified percentage of its shares (no less than 5%) at net asset value on a quarterly basis. Such repurchase offers will be conducted pursuant to Rule 23c-3 under the Act. Each of the other Funds will likewise adopt fundamental investment policies in compliance with Rule 23c-3 and make quarterly repurchase offers to its shareholders, or provide periodic liquidity with respect to its shares pursuant to Rule 13e-4 under the Exchange Act.(4) Any repurchase offers made by the Funds will be made to all holders of shares of each such Fund.

--------------------

(3) A contingent value right is a type of right given to shareholders of an acquired company (or a company facing major restructuring) that entitles them to receive an additional benefit upon the occurrence of a specified event, and is similar to an option because it often has an expiration date that relates to the time the contingent event must occur.

(4) Rule 23c-3 and Regulation M under the Exchange Act permit an interval fund to make repurchase offers to repurchase its shares while engaging in a continuous offering of its shares pursuant to Rule 415 under the Securities Act of 1933, as amended.

      Each Fund operating as an interval fund pursuant to Rule 23c-3 under the Act may offer its shareholders an exchange feature under which the shareholders of the Fund may, in connection with such Fund's periodic repurchase offers, exchange their shares of the Fund for shares of the same class of (i) registered open-end investment companies or (ii) other registered closed-end investment companies that comply with Rule 23c-3 under the Act and continuously offer their shares at net asset value, that are in the Fund's group of investment companies (collectively, the "Other Funds"). Shares of a Fund operating pursuant to Rule 23c-3 that are exchanged for shares of Other Funds will be included as part of the amount of the repurchase offer amount for such Fund as specified in Rule 23c-3 under the Act. Any exchange option will comply with Rule 11a-3 under the Act, as if the Fund were an open-end investment company subject to Rule 11a-3. In complying with Rule 11a-3, each Fund will treat an EWC as if it were a contingent deferred sales load ("CDSL").(5)

      B.    FIRST TRUST ADVISORS L.P.

      The Adviser is an Illinois limited partnership and a registered investment adviser under the Investment Advisers Act of 1940, as amended, and will serve as investment adviser to the Initial Fund pursuant to an investment management agreement (the "Investment Management Agreement"), to be approved by the Board, including a majority of the trustees who are not "interested persons" (as defined in Section 2(a)(19) of the Act) of the Initial Fund and by the Initial Fund's original sole shareholder, in the manner required by Sections 15(a) and
(c) of the Act. The Applicants are not currently seeking any exemptions from the provisions of the Act with respect to the Investment Management Agreement. Under the terms of the Investment Management Agreement, and subject to the authority of the Board, the Adviser is responsible for the overall management of the Initial Fund's business affairs and selecting the Initial Fund's investments according to the Initial Fund's investment objectives, policies, and restrictions. The Adviser's address is 120 East Liberty Drive, Suite 400, Wheaton, Illinois 60187.

      C.    FIRST TRUST PORTFOLIOS L.P.

      The Distributor is an Illinois limited partnership and a broker-dealer registered under the Exchange Act and a member of FINRA. The Distributor currently will serve as the principal underwriter and distributor for the Initial Fund on an agency basis. The Distributor is also an indirect wholly owned subsidiary of the Charger Corporation, and thus is under common control with the Adviser and is an affiliated person, as defined in Section 2(a)(3) of the Act, of the Adviser. The Distributor's address is 120 East Liberty Drive, Suite 400, Wheaton, Illinois 60187.

--------------------

(5) A CDSL, assessed by an open-end fund pursuant to Rule 6c-10 of the Act, is a distribution related charge payable to the Distributor. Pursuant to the requested order, the EWC will likewise be a distribution-related charge payable to the Distributor as distinguished from a redemption fee which is payable to the Fund to reimburse the Fund for costs incurred in liquidating securities in the Fund's portfolio.

      D.    OTHER PROVISIONS

      From time to time the Initial Fund may create additional classes of shares, the terms of which may differ from the Class A, Class I and Class C Shares in the following respects: (i) the amount of fees permitted by different distribution plans or different service fee arrangements; (ii) voting rights with respect to a distribution and/or service plan of a class; (iii) different class designations; (iv) the impact of any class expenses directly attributable to a particular class of shares allocated on a class basis as described in this application; (v) any differences in dividends and net asset value resulting from differences in fees under a distribution plan or in class expenses; (vi) any EWC or other sales load structure; and (vii) exchange or conversion privileges of the classes as permitted under the Act.

      Each Fund will allocate all expenses incurred by it among the various classes of shares based on the net assets of that Fund attributable to each such class, except that the net asset value and expenses of each class will reflect the expenses associated with the distribution plan of that class (if any), services fees attributable to that class (if any), including transfer agency fees, and any other incremental expenses of that class. Incremental expenses of a Fund attributable to a particular class are limited to (i) incremental transfer agent fees identified by the transfer agent as being attributable to that class of shares; (ii) printing and postage expenses relating to preparing and distributing materials such as shareholder reports, prospectuses and proxies to current shareholders of that class of shares; (iii) federal registration fees incurred with respect to shares of that class of shares; (iv) blue sky fees incurred with respect to sales of that class of shares; (v) expenses of administrative personnel and services as required to support the shareholders of that class; (vi) auditors' fees, litigation expenses and other legal fees and expenses relating solely to that class of shares; (vii) additional trustees' fees incurred as a result of issues relating to that class of shares; (viii) additional accounting expenses relating solely to that class of shares; (ix) expenses incurred in connection with shareholder meetings as a result of issues relating to that class of shares; and (x) any other incremental expenses subsequently identified that should be properly allocated to that class of shares consistent with Rule 18f-3 under the Act. Because of the different distribution fees, services and any other class expenses that may be attributable to a class of shares, the net income attributable to, and the dividends payable on, each class of shares may differ from each other. As a result, the net asset value per share of the classes may differ at times. Expenses of a Fund allocated to a particular class of shares will be borne on a pro rata basis by each outstanding share of that class. Distribution fees will be paid pursuant to a distribution plan with respect to a class.

                            III. EXEMPTION REQUESTED

      A.    THE MULTI-CLASS SYSTEM

      Applicants request exemptive relief to the extent that the proposed issuance and sale of multiple classes of shares of a Fund may be deemed (i) to result in the issuance of a "senior security" within the meaning of Section 18(g) of the Act and thus be prohibited by Section 18(c) and (ii) to violate the equal voting provisions of Section 18(i) of the Act.

      B.    EARLY WITHDRAWAL CHARGE

      Applicants request exemptive relief from Rule 23c-3(b)(1) to the extent that rule is construed to prohibit the imposition of an EWC by the Funds.

      C.    ASSET-BASED DISTRIBUTION FEES

      Applicants request an Order pursuant to Section 17(d) and Rule 17d-1 to the extent necessary for a Fund to pay asset-based distribution and service fees.

                            IV. COMMISSION AUTHORITY

      Pursuant to Section 6(c) of the Act, the Commission may, by order on application, conditionally or unconditionally, exempt any person, security or transaction, or any class or classes of persons, securities or transactions from any provision or provisions of the Act or from any rule or regulation under the Act, if and to the extent that the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

      Section 23(c) of the Act provides, in relevant part, that no registered closed-end investment company shall purchase securities of which it is the issuer, except: (a) on a securities exchange or other open market; (b) pursuant to tenders, after reasonable opportunity to submit tenders given to all holders of securities of the class to be purchased; or (c) under such other circumstances as the Commission may permit by rules and regulations or orders for the protection of investors.

      Section 23(c)(3) provides that the Commission may issue an order that would permit a closed-end investment company to repurchase its shares in circumstances in which the repurchase is made in a manner or on a basis that does not unfairly discriminate against any holders of the class or classes of securities to be purchased.

      Section 17(d) of the Act and Rule 17d-1 under the Act prohibit an affiliated person of or principal underwriter for a registered investment company or an affiliated person of such person or principal underwriter, acting as principal, from participating in or effecting any transaction in connection with any joint enterprise or joint arrangement in which the investment company, or a company controlled by such an investment company, participates unless the Commission issues an order permitting the transaction. In reviewing applications submitted under Section 17(d) and Rule 17d-1, the Commission considers whether the participation of the investment company in a joint enterprise or joint arrangement is consistent with the provisions, policies and purposes of the Act, and the extent to which the participation is on a basis different from or less advantageous than that of other participants.

                                 V. DISCUSSION

      A.    BACKGROUND

      In its 1992 study entitled Protecting Investors: A Half Century of Investment Company Regulation ("Protecting Investors"), the Commission's Division of Investment Management recognized that the Act imposes a rigid classification system that dictates many important regulatory consequences.(6) For example, the characterization of a management company as "open-end" or "closed-end" has historically been crucial to the determination of the degree of liquidity the fund's shareholders will have, and thus the liquidity required of the fund's investments.

      Furthermore, except as noted below, there has been no middle ground between the two extremes. Open-end funds have offered complete liquidity to their shareholders and thus required virtually complete liquidity of the underlying investments, while closed-end funds have been subject to requirements that in fact restrict the liquidity they are permitted to offer their investors. Under this bipolar system of regulation, neither form has provided the best vehicle for offering portfolios that have substantial, but not complete, liquidity. In Protecting Investors, the staff determined that, given the changes in the securities market since 1940 -- in particular the emergence of semi-liquid investment opportunities -- it was appropriate to re-examine the classification system and its regulatory requirements.(7)

      The one exception to the liquid/illiquid dichotomy has been the so called "prime-rate funds." These funds, first introduced in 1988, invest primarily in loans and provide shareholders liquidity through periodic tender offers or, more recently, periodic repurchases under Rule 23c-3.

      Protecting Investors recognized that the rigidity of the Act's classification system had become a limitation on sponsors' ability to offer innovative products that would take advantage of the vast array of semi-liquid portfolio securities currently existing. The report also noted the pioneering efforts of the prime rate funds and the market success they had experienced.(8) The report thus concluded that it would be appropriate to provide the opportunity for investment companies to "chart new territory" between the two extremes of the open-end and closed-end forms, consistent with the goals of investor protection.(9) The Division of Investment Management thus recommended giving the industry the ability to employ new redemption and repurchasing procedures, subject to Commission rulemaking and oversight.

--------------------

(6) SEC Staff Report, Protecting Investors: A Half Century of Investment Company Regulation 421 (May 1992), at 421.

(7)   Id. at 424.

(8)   Id. at 439-40.

(9)   Id. at 424.

      In accordance with this recommendation, and shortly after Protecting Investors was published, the Commission proposed for comment a new rule designed to assist the industry in this endeavor.(10) The Commission proposed Rule 23c-3, which began from the closed-end, illiquid perspective under Section 23(c), and provided flexibility to increase shareholder liquidity through periodic repurchase offers under simplified procedures. Rule 23c-3 was adopted in April 1993.(11)

      The prime rate funds were cited in both Protecting Investors and the Proposing Release as the prototype for the interval concept.(12) Nonetheless, while the prime rate funds broke the path for innovation in this area, developments since the origin of these funds make further innovation appropriate. Ample precedent exists for the implementation of a multi-class system and the imposition of asset-based distribution fees for which the Funds seek relief. Since 1998, the Commission granted relief to the following closed-end investment companies to issue multiple classes of shares, to impose EWCs and to impose distribution and service fees, e.g., CLA Strategic Allocation Fund; Little Harbor Multi Strategy Composite Fund; Griffin Institutional Access Real Estate Fund; ACAP Strategic Fund; Wildermuth Endowment Strategy Fund, Resource Real Estate Diversified Income Fund; Multi-Strategy Growth & Income Fund; Total Return+Real Estate Fund; Versus Capital Multi-Manager Real Estate Income Fund, LLC; Highland Capital Management, L.P.; Allianz RCM Global EcoTrends Fund; Scudder Weisel Capital Entrepreneurs Fund and BlackRock Preferred Partners LLC.(13)

--------------------

(10)  Investment Co. Act Rel. No. 18869 (July 28, 1992) (the "Proposing
      Release").

(11) Investment Co. Act Rel. No. 19399 (April 7, 1993) (the "Adopting Release"). The Commission also had proposed Rule 22e-3, which began from the open-end, complete liquidity perspective under Section 22 of the Act, and permitted periodic or delayed, rather than constant liquidity. The Commission neither adopted nor withdrew proposed Rule 22e-3. To Applicants' knowledge, the Commission has taken no further action with respect to Rule 22e-3.

(12)  Protecting Investors at 439-40; Proposing Release at 27.

(13) See CLA Strategic Allocation Fund, et. al., Investment Co. Act Rel. No. 31863 (Oct. 7, 2015) (Notice) and Investment Company Act Rel. No. 31890 (Nov. 3, 2015) (Order); Little Harbor Multi Strategy Composite Fund, et. al., Investment Co. Act Rel. No. 31726 (July 28, 2015) (Notice) and Investment Company Act Rel. No. 31768 (Aug. 25, 2015) (Order); Griffin Institutional Access Real Estate Fund, et. al., Investment Co. Act Rel. No. 31509 (March 23, 2015) (Notice) and Investment Company Act Rel. No. 31559 (April 20, 2015) (Order); ACAP Strategic Fund, et. al., Investment Co. Act Rel. No. 31372 (Dec. 11, 2014) (Notice) and Investment Company Act Rel. No. 31406 (Jan. 6, 2015) (Order); Wildermuth Endowment Strategy Fund, et. al., Investment Co. Act Rel. Nos. (31896) (Nov. 5, 2015) (Notice) and (31922) (Dec. 1, 2015) (Order); Resource Real Estate Diversified Income Fund, et al., Investment Co. Act Rel. No. (31093) (June 23, 2014) (Notice) and Investment Company Act Rel. No. 31162 (July 22, 2014) (Order); Multi-Strategy Growth & Income Fund, et al., Investment Co. Act Rel No. 30860 (Jan. 15, 2014) (Notice) and Investment Co. Act Rel. No. 30911 (Feb. 11, 2014) (Order); Total Return+Real Estate Fund, et al., Investment Company Act Rel. No. 30859 (January 15, 2014) (Notice) and 30912 (February 11, 2014) (Order); Versus Capital Multi-Manager Real Estate Income Fund LLC, et al., Investment Co. Act Rel. No. 30103 (June 14, 2012) (Notice) and Investment Co. Act Rel. No. 30133 (July 10, 2012) (Order); Highland Capital Management, L.P., et al., Investment Co. Act Rel. No. 28888 (August 27, 2009) (Notice) and Investment Co. Act Rel. No. 28908 (September 22, 2009) (Order); Allianz RCM Global EcoTrends Fund, et al., Investment Co. Act Rel. No. 27936 (August 23, 2007) (Notice) and Investment Co. Act Rel. No. 27971 (September 18, 2007); Scudder Weisel Capital Entrepreneurs Fund, et al., Investment Co. Act Rel. No. 24805 (Dec. 27, 2000) (Notice) and Investment Company Act Rel. No. 24833 (January 19, 2001) (Order); and BlackRock Preferred Partners LLC, et al., Investment Company Act Rel. No. 30160 (August 2, 2012) (Notice) and Investment Company Act Rel. No. 30182 (August 28, 2012) (Order).

      B. MULTIPLE CLASSES OF SHARES -- EXEMPTIONS FROM SECTIONS 18(C) AND 18(I) UNDER THE ACT

      Applicants request exemptive relief to the extent that the issuance and sale of multiple classes of shares of a Fund might be deemed (i) to result in the issuance of a "senior security"(14) within the meaning of Section 18(g) of the Act and thus be prohibited by Section 18(c) of the Act, and (ii) to violate the equal voting provisions of Section 18(i) of the Act.

      A registered closed-end investment company may have only one class of debt and only one class of stock that is a senior security. In particular, Section 18(c) of the Act provides that

      "it shall be unlawful for any registered closed-end investment company . . . to issue or sell any senior security which is a stock if immediately thereafter such company will have outstanding more than one class of senior security which is a stock," except that "any such class of . . . stock may be issued in one or more series: Provided, That no such series shall have a preference or priority over any other series upon the distribution of the assets of such registered closed-end company or in respect of the payment of interest or dividends . . . . "

Section 18(i) provides:

      Except as provided in subsection (a) of this section, or as otherwise required by law, every share of stock hereafter issued by a registered management company . . . shall be voting stock and have equal voting rights with every other outstanding voting stock: Provided, That this subsection shall not apply . . . to shares issued in accordance with any rules, regulations, or orders which the Commission may make permitting such issue.

      The multi-class system proposed herein may result in shares of a class having priority over another class as to payment of dividends and having unequal voting rights, because under the proposed system (i) shareholders of different classes would pay different distribution fees (and related costs as described above), different administrative fees and any other incremental expenses that should be properly allocated to a particular class, and (ii) each class would be entitled to exclusive voting rights with respect to matters solely related to that class.

      Applicants believe that the implementation of the proposed multi-class system will enhance shareholder options. Under a multi-class system, an investor can choose the method of purchasing shares that is most beneficial given the amount of his or her purchase, the length of time the investor expects to hold

--------------------

(14) Section 18(g) of the Act defines "senior security" as any bond, debenture, note or similar obligation or instrument constituting a security and evidencing indebtedness. This definition also includes any stock of a class having priority over any other class as to distribution of assets or payment of dividends.

his or her shares and other relevant circumstances. The proposed arrangements would permit a Fund to facilitate both the distribution of its securities and provide investors with a broader choice of shareholder services.

      By contrast, if a Fund were required to organize separate investment portfolios for each class of shares, the success of the new portfolios might be limited. Unless each new portfolio grew at a sufficient rate and to a sufficient size, it could be faced with liquidity and diversification problems that would prevent the portfolio from producing a favorable return.

      Under the proposal, owners of each class of shares may be relieved under the multi-class system of a portion of the fixed costs normally associated with investing in investment companies because these costs potentially would be spread over a greater number of shares than they would be otherwise. As a Fund grows in volume of assets, the investors will derive benefits from economies of scale that would not be available at smaller volumes.

      The Commission has long recognized that multiple class arrangements can be structured so that the concerns underlying the Act's "senior security" provisions are satisfied. After having granted numerous exemptive orders ("multiple class exemptive orders") to open-end investment companies permitting those funds to issue two or more classes of shares representing interests in the same portfolio,(15) the Commission adopted Rule 18f-3 under the Act in 1995, which now permits open-end funds to maintain or create multiple classes without seeking individual exemptive orders, as long as certain conditions are met.(16)

      Applicants believe that the proposed closed-end investment company multiple class structure does not raise concerns underlying Section 18 of the Act to any greater degree than open-end investment companies' multiple class structures. The proposed multiple class structure does not relate to borrowings and will not adversely affect a Fund's assets. In addition, the proposed structure will not increase the speculative character of each Fund's shares. Applicants also believe that the proposed allocation of expenses relating to distribution and voting rights is equitable and will not discriminate against any group or class of shareholders.

      Applicants believe that the rationale for, and conditions contained in, Rule 18f-3 are as applicable to a closed-end investment company seeking to offer multiple classes of common shares with varying distribution arrangements in a

--------------------

(15) See Sierra Trust Funds, et al., Investment Co. Act Rel. No. 20093 (February 23, 1994) (notice) and Investment Co. Act Rel. No. 20153 (March 22, 1994) (order); see also Exemption for Open-End Management Investment Companies Issuing Multiple Classes of Shares; Disclosure by Multiple Class and Master-Feeder Funds, Investment Co. Act Rel. No. 19955 (December 15,
      1993).

(16) See Investment Co. Act Rel. No. 20915 (February 23, 1995). As adopted, Rule 18f-3 creates an exemption for mutual funds that issue multiple classes of shares with varying arrangements for the distribution of securities and the provision of services to shareholders. In connection with the adoption of Rule 18f-3, the Commission also amended Rule 12b-1 under the Act to clarify that each class of shares must have separate 12b-1 plan provisions. Moreover, any action on the 12b-1 plan (i.e., trustee or shareholder approval) must take place separately for each class. The Commission has adopted amendments to Rule 18f-3 that expand and clarify the methods by which a multiple class fund may allocate income, gains, losses and expenses and that clarify the shareholder voting provisions of the rule.

single portfolio as they are to open-end funds. Each Fund will comply with the provisions of Rule 18f-3 as if it were an open-end investment company, including, among others, its provisions relating to differences in expenses, special allocations of other expenses, voting rights, conversions and exchanges and disclosures. In fact, each Fund in many ways resembles an open-end fund in its manner of operation and in the distribution of its common shares.

      In particular, the Funds will offer their shares continuously at a price based on net asset value, plus any applicable front-end load. Differences among classes will, as detailed above, relate largely to differences in distribution arrangements. Applicants note that open-end and closed-end funds are subject to different technical provisions governing the issuance of senior securities. However, those technical differences do not appear relevant here. Although closed-end funds may not issue multiple classes of common shares without exemptive relief, the Commission has granted specific exemptive relief to similarly-situated closed-end funds.(17) Provisions regulating the issuance by closed-end funds of debt or preferred stock should have no bearing on an application by a closed-end fund for an exemptive order permitting the issuance of multiple classes of common stock. Therefore, Applicants propose to base the conditions under which the Funds would issue multiple classes of common stock on those contained in Rule 18f-3.

      Applicants believe that the proposed allocation of expenses and voting rights relating to the asset-based distribution fees applicable to the different classes of shares of each Fund in the manner described above is equitable and would not discriminate against any group of shareholders. Each Applicant is aware of the need for full disclosure of the proposed multi-class system in each Fund's prospectus and of the differences among the various classes and the different expenses of each class of shares offered. Each Fund will include in its prospectus disclosure of the fees, expenses and other characteristics of each class of shares offered for sale by the prospectus, as is required for open-end multi-class funds under Form N-1A.(18) Applicants also note that the Commission has adopted rule and form amendments to require registered open-end management investment companies to disclose fund expenses borne by shareholders during the reporting period in shareholder reports(19) and to describe in their

--------------------

(17) See CLA Strategic Allocation Fund, supra note 13; Little Harbor Multi Strategy Composite Fund, supra note 13; Griffin Institutional Access Real Estate Fund, supra note 13; ACAP Strategic Fund, supra note 13; Wildermuth Endowment Strategy Fund supra note 13; Resource Real Estate Diversified Income Fund, supra note 13; Multi-Strategy Growth & Income Fund, supra note 13; Total Return+Real Estate Fund, supra note 13; Versus Capital Multi-Manager Real Estate Income Fund LLC, supra note 13; Highland Capital Management, L.P., supra note 13; Allianz RCM Global EcoTrends Fund, supra note 13 and Scudder Weisel Capital Entrepreneurs Fund, supra note 13. See also, BlackRock Preferred Partners LLC, supra note 13.

(18) In all respects other than class-by-class disclosure, each Fund intends to comply with the requirements of Form N-2.

(19) Shareholder Reports and Quarterly Portfolio Disclosure of Registered Management Investment Companies, Investment Company Act Rel. No. 26372 (Feb. 27, 2004) (adopting release).

prospectuses any arrangements that result in breakpoints in, or elimination of, sales loads.(20) Each Fund will include these disclosures in its shareholder reports and prospectus.

      Each Fund will comply with any requirements that the Commission or FINRA may adopt regarding disclosure at the point of sale and in transaction confirmations about the costs and conflicts of interest arising out of the distribution of open-end investment company shares, and regarding prospectus disclosure of sales loads and revenue sharing arrangements, as if those requirements applied to each Fund. In addition, each Fund will contractually require that any distributor of the Fund's shares comply with such requirements in connection with the distribution of such Fund's shares.

      In June 2006, the Commission adopted enhanced fee disclosure requirements for fund of funds including registered funds of hedge funds.(21) Applicants will comply with all such applicable disclosure requirements.

      The requested relief is similar to the exemptions discussed above granted by the Commission to the CLA Strategic Allocation Fund; Little Harbor Multi Strategy Composite Fund; Multi Strategy Composite Fund; Griffin Institutional Access Real Estate Fund; ACAP Strategic Fund; Wildermuth Endowment Strategy Fund; Resource Real Estate Diversified Income Fund; Multi-Strategy Growth & Income Fund; Total Return+Real Estate Fund; Versus Capital Multi-Manager Real Estate Income Fund LLC; Highland Capital Management, L.P.; Allianz RCM Global EcoTrends Fund; Scudder Weisel Capital Entrepreneurs Fund, and BlackRock Preferred Partners.(22) Accordingly, Applicants believe there is ample precedent for the implementation of a multi-class system.

      C.    EARLY WITHDRAWAL CHARGE

      Rule 23c-3 under the Act permits an interval fund to make repurchase offers of between five and twenty-five percent of its outstanding shares at net asset value at periodic intervals pursuant to a fundamental policy of the interval fund. Rule 23c-3(b)(1) requires an interval fund to repurchase shares at net asset value and expressly permits the interval fund to deduct from repurchase proceeds only a repurchase fee, not to exceed two percent of

--------------------

(20) Disclosure of Breakpoint Discounts by Mutual Funds, Investment Company Act Rel. No. 26464 (June 7, 2004) (adopting release).

(21)  Fund of Funds Investments, Investment Company Act Rel. Nos. 26198 (Oct. 1
      2003) (proposing release) and 27399 (Jun. 20, 2006) (adopting release). See also Rules 12d1-1, et seq. of the Act.

(22) See CLA Strategic Allocation Fund, supra note 13; Little Harbor Multi Strategy Composite Fund, supra note 13; Multi Strategy Composite Fund, supra note 13; Griffin Institutional Access Real Estate Fund, supra note 13; ACAP Strategic Fund, supra note 13; Wildermuth Endowment Strategy Fund, supra note 13; Resource Real Estate Diversified Income Fund, supra note 13; Multi-Strategy Growth & Income Fund, supra note 13; Total Return+Real Estate Fund, supra note 13; Versus Capital Multi-Manager Real Estate Income Fund LLC, supra note 13; Highland Capital Management, L.P., supra note 13; Allianz RCM Global EcoTrends Fund, supra note 13; Scudder Weisel Capital Entrepreneurs Fund, supra note 13 and BlackRock Preferred Partners, supra note 13.

proceeds, that is paid to the interval fund and is reasonably intended to compensate the fund for expenses directly related to the repurchase.

      Applicants seek relief from this requirement of Rule 23c-3(b)(1) to the extent necessary for the Funds to impose EWCs, which are distribution-related fees payable to the Distributor, on shares submitted for repurchase that have been held for less than a specified period. The Funds are seeking to impose EWCs that are the functional equivalent of the CDSLs that open-end investment companies may charge under Rule 6c-10 under the Act. The Funds intend to assess EWCs in much the same way non-interval funds currently assess EWCs. As more fully described below, these charges will be paid to the Distributor and are functionally similar to CDSLs imposed by open-end funds. Relief to permit the imposition of EWCs would be consistent with the approach the Commission has taken with respect to CDSLs imposed by open-end funds which offer their securities continuously, as the Initial Fund anticipates doing for its common shares. Any EWC imposed by the Funds will comply with Rule 6c-10 under the Act as if the rule were applicable to closed-end funds.

      In the Adopting Release, the Commission stated that "the requirement [of Rule 23c-3(b)(1)] that repurchases take place at net asset value and the limitation of repurchase fees to two percent implicitly preclude the imposition" of CDSLs.(23) The Commission stated, however, that even though it was not proposing any provisions regarding the use of CDSLs by interval funds, such consideration may be appropriate after the Commission considers whether to adopt proposed Rule 6c-10, which would permit the imposition of CDSLs by open-end companies, and has the opportunity to monitor the effects of the NASD sales charge Rule upon distribution charges of open-end companies, which goes into effect in July of [1993].(24)

      Since adopting Rule 23c-3, the Commission has adopted Rule 6c-10. That rule adopts a flexible approach, and permits open-end funds to charge CDSLs as long as (i) the amount of the CDSL does not exceed a specified percentage of net asset value or offering price at the time of the purchase, (ii) the terms of the sales load comply with the provisions of the NASD Sales Charge Rule, governing sales charges for open-end funds and (iii) deferred sales loads are imposed in a non-discriminatory fashion (scheduled variations or elimination of sales loads in accordance with Rule 22d-1 are permitted). Rule 6c-10 is grounded in policy considerations supporting the employment of CDSLs where there are adequate safeguards for the investor. These same policy considerations support imposition

--------------------

(23)  Adopting Release. Rule 23c-3(b)(1) provides in pertinent part:

      The company shall repurchase the stock for cash at net asset value determined on the repurchase pricing date. . . . The company may deduct from the repurchase proceeds only a repurchase fee not to exceed two percent of the proceeds, that is paid to the company for expenses directly related to the repurchase.

(24)  Id.

of EWCs in the interval fund context and are a solid basis for the Commission to grant exemptive relief to permit interval funds to impose EWCs.

      With respect to the policy considerations supporting imposition of EWCs, as the Commission recognized when it promulgated Rule 23c-3, several non-interval funds that had been making periodic repurchase offers to their shareholders imposed early withdrawal charges comparable to CDSLs.(25) Traditional closed-end funds, which do not regularly offer to repurchase shares, do not generally impose EWCs although nothing in the Act would preclude them from doing so. Section 23(c)(2) of the Act does not regulate the price at which shares may be purchased in a tender offer. When a closed-end fund continuously offers its shares at net asset value and provides its shareholders with periodic opportunities to tender their shares, however, the fund's distributor (like the distributor of an open-end fund) may need to recover distribution costs from shareholders who exit their investments early. In the case of the Initial Fund's Class C Shares, the Distributor may pay out of its own resources compensation to selected dealers that sell Initial Fund shares at the time of sale, based on the dollar amount of the shares sold by the dealer. Moreover, like open-end funds, interval funds need to discourage investors from moving their money quickly in and out of the fund, a practice that imposes costs on all shareholders.

      Neither the Proposing Release nor the Adopting Release suggests that the purpose underlying Rule 23c-3(b)(1)'s requirements that repurchases take place at net asset value is to preclude interval funds from imposing EWCs. Rather, its purpose is to prohibit funds from discriminating among shareholders in prices paid for shares tendered in a repurchase offer.(26) The best price rules under Rule 23c-1(a)(9) of the Act and Rule 13e-4(f)(8)(ii) of the Exchange Act address this same concern. The Commission staff does not construe those rules to forbid closed-end funds making repurchase offers under Section 23(c)(2) from imposing EWCs.(27) There is, in Applicants' view, no rational basis to apply Rule 23c-3(b)(1)'s requirements differently. Moreover, each Fund will be treating all similarly situated shareholders the same. Each Fund will disclose to all shareholders the applicability of the EWCs (and any scheduled waivers of the EWC) to each category of shareholders and, as a result, no inequitable treatment of shareholders with respect to the price paid in a repurchase offer will result. Each Fund also will disclose EWCs in accordance with the requirements of Form N-1A concerning contingent deferred sales charges.

      As required by Rule 6c-10 for open-end funds, each Fund relying on the Order will comply with shareholder service and distribution fee limits imposed by the NASD Sales Charge Rule on the same basis as if it were an open-end investment company. In this regard, a Fund will pay service and distribution fees pursuant to plans that are designed to meet the requirements of the NASD

--------------------

(25) Adopting Release, Section II.A.7.c. Section 23(c)(2) does not require that repurchases be made at net asset value.

(26)  See Proposing Release, Section II.A.7; Adopting Release, Section II.A.7.

(27) See Adopting Release, Section II.A.7.c. (recognizing that several closed-end funds making periodic repurchases pursuant to Section 23(c)(2) impose early withdrawal charges).

Sales Charge Rule on the same basis as if it were an open-end investment company subject to that rule.

      The Commission has previously granted the same type of exemptive relief requested herein.(28) In each case, the Commission granted relief from Rule 23c-3(b)(1) to an interval fund to charge EWCs to certain shareholders who tender for repurchase shares that have been held for less than a specified period.

      D.    WAIVERS OF EWCS

      Each Fund may grant waivers of the EWCs on repurchases in connection with certain categories of shareholders or transactions established from time to time. Each Fund will apply the EWC (and any waivers or scheduled variations of the EWC) uniformly to all shareholders in a given class and consistently with the requirements of Rule 22d-1 under the Act as if the Funds were open-end investment companies. The shares that benefit from such waivers are less likely to be the cause of rapid turnover in shares of a Fund, particularly where there are also important policy reasons to waive the EWC, such as when shares are tendered for repurchase due to the death, disability or retirement of the shareholder. Events such as death, disability or retirement are not likely to cause high turnover in shares of a Fund, and financial needs on the part of the shareholder or the shareholder's family are often precipitated by such events. The EWC may also be waived in connection with a number of additional circumstances, including the following repurchases of shares held by employer sponsored benefit plans: (i) repurchases to satisfy participant loan advances;
(ii) repurchases in connection with distributions qualifying under the hardship provisions of the Internal Revenue Code of 1986; and (iii) repurchases representing returns of excess contributions to such plans. Furthermore, if the Distributor has not incurred significant promotional expenses (by making up-front payments to selling dealers) in connection with attracting shareholders in a particular category to the Fund, the waiver of the EWC works to shareholders' advantage while not harming the Distributor economically.

      In adopting amended Rule 22d-1 in February 1985, the Commission recognized that the adoption of Rule 22c-1 to "require forward pricing of fund shares largely dispelled concerns about share dilution." Furthermore, "the sales load variations that have been instituted [through Rules 22d-1 through 22d-5 and exemptive orders prior to February 1985] have improved the competitive environment for the sale of fund shares without disrupting the distribution system for the sale of those shares."(29) In light of these circumstances, the Commission believed that "it is appropriate to permit a broader range of scheduled variation" as permitted in amended Rule 22d-1.(30) Rule 22d-1 permits

--------------------

(28) See CLA Strategic Allocation Fund, supra note 13; Little Harbor Multi Strategy Composite Fund, supra note 13; Griffin Institutional Access Real Estate Fund, supra note 13; ACAP Strategic Fund, supra note 13; Wildermuth Endowment Strategy Fund, supra note 13; Resource Real Estate Diversified Income Fund, supra note 13; Multi-Strategy Growth & Income Fund, supra note 13; Total Return+Real Estate Fund, supra note 13; Versus Capital Multi-Manager Real Estate Income Fund LLC, supra note 13; Highland Capital Management, L.P., supra note 13; and Allianz RCM Global EcoTrends Fund, supra note 13; and Scudder Weisel Capital Entrepreneurs Fund, supra note 13.

(29)  Investment Co. Act Rel. No. 14390 (February 2, 1985).

open-end funds to sell their shares at prices that reflect scheduled "variations in, or elimination of, the sales load to particular classes of investors or transactions" provided that the conditions of the rule are met. When Rule 22d-1 was adopted, the status of CDSLs for open-end funds and waivers of those charges were not covered by any rule and were the subject of exemptive orders. Rule 6c-10 permitting CDSLs for open-end funds, adopted in April 1995, permits scheduled variations in, or elimination of, CDSLs for a particular class of shareholders or transactions, provided that the conditions of Rule 22d-1 are satisfied.(31) The same policy concerns and competitive benefits applicable to scheduled variations in or elimination of sales loads for open-end funds are applicable to interval funds and the same safeguards built into Rules 22d-1 and 6c-10 that protect the shareholders of open-end funds will protect the shareholders of interval funds so long as interval funds comply with those rules as though applicable to interval funds.

      Applicants submit that it would be impracticable and contrary to the purpose of Rule 23c-3 to preclude interval funds from providing for scheduled variations in, or elimination of, EWCs, subject to appropriate safeguards.

      E.    ASSET-BASED DISTRIBUTION FEES

      Applicants request relief from the provisions of Section 17(d) of the Act and Rule 17d-1 thereunder, to the extent necessary to permit the Funds to impose asset-based distribution and/or service fees (in a manner analogous to Rule 12b-1 fees for an open-end investment company). Section 12(b) of the Act and Rule 12b-1 thereunder do not apply to closed-end investment companies. Accordingly, no provisions of the Act or the rules thereunder explicitly limits the ability of a closed-end fund to impose a distribution fee. (32)

      Section 17(d) of the Act prohibits an affiliated person of or principal underwriter for a registered investment company or an affiliated person of such person or principal underwriter, acting as principal, from effecting any transaction in which such registered company, or a company controlled by such registered company, is a joint, or a joint and several, participant, in contravention of Commission regulations. Rule 17d-1 provides that no joint transaction covered by the rule may be consummated unless the Commission issues an order upon application.

      In reviewing applications pursuant to Section 17(d) and Rule 17d-1, the Commission considers whether an investment company's participation in a joint enterprise or joint arrangement is consistent with the provisions, policies and

--------------------

(30)  Id.

(31) Rule 22d-1 requires that the scheduled variations in or elimination of the sales load must apply uniformly to all offerees in the class specified and the company must disclose to existing shareholders and prospective investors adequate information concerning any scheduled variation, revise its prospectus and statement of additional information to describe any new variation before making it available to purchasers, and advise existing shareholders of any new variation within one year of when first made available.

(32) Applicants do not concede that Section 17(d) applies to the asset-based distribution and service fees discussed herein, but requests this exemption to eliminate any uncertainty.

purposes of the Act, and the extent to which the participation is on a basis different from or less advantageous than that of other participants. Section 17(d) of the Act is intended to prevent or limit abuses arising from conflicts of interest; however, Section 17(d) itself does not prohibit any specific activities, but instead, authorizes the Commission to approve rules to limit or prevent an investment company from being a joint participant on a different or less advantageous basis than other participants. Under Rule 17d-1, it is unlawful for an affiliated person or principal underwriter, acting as principal, to participate in or effect any transaction in connection with a joint enterprise or other joint arrangement in which the investment company, or a company controlled by such investment company, is a participant, without prior Commission approval. The protections provided for in Section 17(d) essentially allow the Commission to set standards for all transactions concerning an investment company and an affiliate which could be construed as self-dealing or involve overreaching by the affiliate to the detriment of the investment company.

      The protections developed and approved by the Commission for open-end investment companies in Rule 12b-1 will be complied with by each Fund in connection with its plan with respect to each class of shares assessed a distribution and/or service fee as if the Fund were an open-end management investment company.

      Therefore, the Funds will participate in substantially the same way and under substantially the same conditions as would be the case with an open-end investment company imposing distribution fees under Rule 12b-1. Applicants note that, at the same time the Commission adopted Rule 12b-1,(33) it also adopted Rule 17d-3 to provide an exemption from Section 17(d) and Rule 17d-1 to the extent necessary for arrangements between open-end funds and their affiliated persons or principal underwriters (or affiliated persons of such persons or principal underwriters) whereby payments are made by the open-end fund with respect to distribution, if such agreements are entered into in compliance with Rule 12b-1. In its adopting release, the Commission stated as follows:

            The Commission wishes to emphasize that it has no intention of categorizing certain transactions as raising the applicability of
            Section 17(d) and Rule 17d-3 of the Act. The Commission's only comment is that to the extent that arrangements in which a fund pays for its distribution costs could involve the fund in a 'joint enterprise' with an affiliated person, and if such arrangements were entered into in compliance with Rule 12b-1, the Commission sees no need for prior Commission review and approval of the arrangements.(34)

--------------------

(33) See Bearing of Distribution Expenses by Mutual Funds, Investment Co. Act Rel. No. 11414 (October 28, 1980).

(34)  Id.

      As closed-end management investment companies, the Funds may not rely on Rule 17d-3. However, in light of the foregoing, Applicants believe any Section 17(d) concerns the Commission might have in connection with a Fund's financing the distribution of its shares should be resolved by the Fund's undertaking to comply with the provisions of Rules 12b-1 and 17d-3 as if those rules applied to closed-end investment companies. Accordingly, the Funds will comply with Rules 12b-1 and 17d-3 as if those rules applied to closed-end investment companies. The Funds represent that the Funds' imposition of asset-based distribution and/or service fees is consistent with factors considered by the Commission in reviewing applications for relief from Section 17(d) of the Act and Rule 17d-1 thereunder (i.e., that the imposition of such fees as described is consistent with the provisions, policies and purposes of the Act and does not involve participation on a basis different from or less advantageous than that of other participants).

                           VI. APPLICANTS' CONDITION

      Applicants agree that any order granting the requested relief will be subject to the following condition:

            Each Fund relying on the Order will comply with the provisions of Rules 6c-10, 12b-1, 17d-3, 18f-3, 22d-1, and, where applicable, 11a-3 under the Act, as amended from time to time, as if those rules applied to closed-end management investment companies, and will comply with the NASD Sales Charge Rule, as amended from time to time, as if that rule applied to all closed-end management investment companies.

                                VII. CONCLUSION

      For the reasons stated above, Applicants submit that the exemptions requested are necessary and appropriate in the public interest and are consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Applicants further submit that the relief requested pursuant to Section 23(c)(3) will be consistent with the protection of investors and will insure that Applicants do not unfairly discriminate against any holders of the class of securities to be purchased. Applicants also believe that the requested relief meets the standards for relief in Section 17(d) and Rule 17d-1 thereunder. Applicants desire that the Commission issue the requested Order pursuant to Rule 0-5 under the Act without conducting a hearing.

      Applicants submit that the exemptions requested conform substantially to the precedent cited herein.(35)

--------------------

(35) See CLA Strategic Allocation Fund, supra note 13; Little Harbor Multi Strategy Composite Fund, supra note 13; Griffin Institutional Access Real Estate Fund, supra note 13; ACAP Strategic Fund, supra note 13; Wildermuth Endowment Strategy Fund, supra note 13; Resource Real Estate Diversified Income Fund, supra note 13; Multi-Strategy Growth & Income Fund, supra note 13; Total Return+Real Estate Fund, supra note 13; Versus Capital Multi-Manager Real Estate Income Fund LLC, supra note 13; Highland Capital Management, L.P., supra note 13; and Allianz RCM Global EcoTrends Fund, supra note 13; and Scudder Weisel Capital Entrepreneurs Fund, supra note
      13. See also BlackRock Preferred Partners, supra note 13.

      As required by Rule 0-2(c)(1) under the Act, each Applicant hereby states that all of the requirements for execution and filing of this application have been complied with in accordance with the operating agreements of the Applicants, as applicable, and the undersigned officers of the Applicants are fully authorized to execute this Application. The resolutions of the sole trustee of the Initial Fund are attached as Exhibit A to this Application in accordance with the requirements of Rule 0-2(c)(1) under the Act and the verifications required by Rule 0-2(d) under the Act are attached as Exhibit B to this Application.

      Pursuant to Rule 0-2(f) under the Act, the Applicants state that their address is 120 East Liberty Drive, Suite 400, Wheaton, Illinois 60187 and that all written communications regarding this Application should be directed to the individuals and addresses indicated on the first page of this Application.


                                   * * * * *


                             Signature Page Follows

                                         First Trust Equity Market Neutral
                                            Opportunities Fund

                                         By: /s/ W. Scott Jardine
                                             ---------------------------------
                                             Name:  W. Scott Jardine
                                             Title: Sole Initial Trustee

                                         FIRST TRUST ADVISORS L.P.

                                         By: /s/ James A. Bowen
                                             ---------------------------------
                                             Name:  James A. Bowen
                                             Title: Chief Executive Officer

                                         FIRST TRUST PORTFOLIOS L.P.

                                         By: /s/ James A. Bowen
                                             ---------------------------------
                                             Name:  James A. Bowen
                                             Title: Chief Executive Officer



Dated: April 12, 2016

                                   EXHIBIT A

        RESOLUTIONS AUTHORIZING THE FILING OF THIS APPLICATION ON BEHALF
          OF THE FIRST TRUST EQUITY MARKET NEUTRAL OPPORTUNITIES FUND

      The following resolutions were adopted by the written consent of the sole initial trustee and remain in full force and effect.

            WHEREAS, the Trust wishes to seek an order of exemption from the Securities and Exchange Commission (the "Commission") from various provisions of the Investment Company Act of 1940, as amended (the "1940 Act") and the rules thereunder to the extent necessary to permit the Trust to issue multiple classes of shares and to impose asset-based service and distribution fees and early withdrawal charges;

            NOW THEREFORE BE IT:

            RESOLVED, that the Initial Trustee and any officer of the Trust be, and each hereby is, authorized to prepare, execute and submit to the Commission, on behalf of the Trust and in its name, an application or applications in such form as they, or any one of them, deems necessary or appropriate seeking an exemption from various provisions of the 1940 Act and rules thereunder to permit, among other things, as described in the application, the Trust to issue multiple classes of shares, to impose asset-based distribution and services fees and early withdrawal charges (any such application, an "Exemptive Application" and such order of exemption, the "Order of Exemption") and his or her authority therefore to be conclusively evidenced by the taking of any such actions or the execution and delivery of any such documents; and it is

            FURTHER RESOLVED, that the Initial Trustee and any officer of the Trust be, and each hereby is, authorized and directed to take such additional actions and to execute and deliver on behalf of the Trust such other documents or instruments as he or she deems necessary or appropriate in furtherance of the above resolution, including, without limitation, the preparation, execution and filing of any necessary or appropriate amendment(s) or supplement(s) to the above-described Exemptive Application(s), his or her authority therefor to be conclusively evidenced by the taking of any such actions or the execution or delivery of any such document; and it is

            FURTHER RESOLVED, that upon issuance of an Order of Exemption by the Commission in accordance with the terms and conditions of any Exemptive Application described above, the Trust is authorized to act in accordance with the provisions of such Exemptive Application and the related Order of Exemption.

                                   EXHIBIT B

               VERIFICATION OF APPLICATION AND STATEMENT OF FACT

      In accordance with Rule 0-2(d) under the Act, the undersigned states that he has duly executed the attached application dated April 12, 2016 for and on behalf of the First Trust Equity Market Neutral Opportunities Fund in his capacity as the sole initial trustee of such entity and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

                                        FIRST TRUST EQUITY MARKET NEUTRAL
                                           OPPORTUNITIES FUND

                                        By: /s/ W. Scott Jardine
                                            -----------------------------------
                                            Name:  W. Scott Jardine
                                            Title: Sole Initial Trustee

               VERIFICATION OF APPLICATION AND STATEMENT OF FACT

      In accordance with Rule 0-2(d) of the Act, the undersigned states that he has duly executed the attached application dated April 12, 2016 for and on behalf of First Trust Advisors L.P. in his capacity as the Chief Executive Officer of such entity and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

                                        FIRST TRUST ADVISORS L.P.

                                        By: /s/ James A. Bowen
                                            -----------------------------------
                                            Name:  James A. Bowen
                                            Title: Chief Executive Officer

               VERIFICATION OF APPLICATION AND STATEMENT OF FACT

      The undersigned states that he has duly executed the attached application dated April 12, 2016 for and on behalf of First Trust Portfolios L.P. in his capacity as the Chief Executive Officer of such entity and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

                                        FIRST TRUST PORTFOLIOS L.P.

                                        By: /s/ James A. Bowen
                                            -----------------------------------
                                            Name:  James A. Bowen
                                            Title: Chief Executive Officer